L'ORÉAL

L'OREAL
International Financial Information Department



4th April, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal -- File No. 82-735

Ladies and Gentlemen:

L'Oréal hereby furnishes one copy of the following information (Announcement in the BALO of 4th April, 2003) pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Announcement in the BALO of 4th April, 2003

Very truly yours,

The International Financial
Information Director

François ARCHAMBAULT

dlw 4/16

procès-verbal pour accomplir toutes les formalités légales et réglementaires consécutives aux résolutions ci-dessus votées.

Les demandes d'inscription de projets de résolutions à l'ordre du jour de cette assemblée présentées par les actionnaires, conformément aux conditions prescrites par le décret du 23 mars 1967, doivent être envoyées dans un délai de dix jours à compter de la publication du présent avis, au siège social, par lettre recommandée avec avis de réception.

Pour avoir le droit d'assister, de voter par correspondance ou de se faire représenter à cette assemblée, les propriétaires d'actions nominatives doivent être inscrits en compte nominatif pur ou en compte nominatif administré cinq jours au moins avant la date de l'assemblée. Les propriétaires d'actions au porteur devront avoir remis, dans le même délai, au siège de la société ou à la Société générale service assemblées, BP 81236, 44312 Nantes Cedex 3, un certificat d'immobilisation délivré par l'intermédiaire habilité (banque, établissement financier, agent de change) teneur de leurs comptes.

A défaut d'assister personnellement à cette assemblée, les actionnaires peuvent choisir entre l'une des trois formules suivantes :

(a) Donner une procuration à un autre actionnaire ou à son conjoint ;
(b) Adresser une procuration à la société sans indication de mandataire ;
(c) Voter par correspondance.

Les formules de vote par correspondance ou de pouvoir seront adressées aux actionnaires inscrits en comptes nominatifs purs ou administrés. Les titulaires d'actions au porteur inscrits en compte devront en faire la demande à la société ou la Société générale, par lettre recommandée avec avis de réception. Cette demande devra parvenir au siège social ou à la Société générale, service assemblées, BP 81236, 44312 Nantes Cedex 3, six jours au moins avant la date de l'assemblée générale.

Le formulaire devra être renvoyé de telle façon que la société ou les services de la Société générale, service assemblées, BP 81236, 44312 Nantes Cedex 3, le reçoivent au plus tard trois jours avant la tenue de l'assemblée.

L'actionnaire ayant voté par correspondance n'aura plus la possibilité de participer directement à l'assemblée ou de s'y faire représenter en vertu d'une procuration.

Les actionnaires sont informés que cet avis de réunion vaut avis de convocation, sous réserve qu'aucune modification ne soit apportée à l'ordre du jour à la suite de demandes d'inscription de projets de résolutions présentées par des actionnaires.

Le conseil d'administration.

39614

L'ORÉAL

Société anonyme au capital de 135 212 432 €.
Siège administratif : 41, rue Martre, 92117 Clichy.
Siège social : 14, rue Royale, 75008 Paris.
632 012 100 R.C.S. Paris.

AVIS DE RÉUNION

Mmes et MM. les actionnaires sont informés qu'ils seront ultérieurement convoqués en assemblée générale mixte (ordinaire et extraordinaire) au siège de l'Unesco au 125, avenue de Suffren, 75007 Paris, le jeudi 22 mai 2003, à l'effet de délibérer sur l'ordre du jour et les projets de résolutions suivants :

Ordre du jour.

I. Assemblée générale délibérant comme assemblée ordinaire :
— Approbation des comptes sociaux de l'exercice 2002 et quitus donné au conseil d'administration ;
— Approbation des comptes consolidés de l'exercice 2002 ;
— Affectation des bénéfices de l'exercice 2002 ;
— Fixation du dividende afférant à l'exercice 2002 ;
— Approbation des conventions réglementées ;
— Renouvellement du mandat d'administrateur de Mme Liliane Bettencourt ;
— Autorisation donnée au conseil d'administration d'acheter les actions de la société.

II. – Assemblée générale délibérant comme assemblée extraordinaire :
— Autorisation donnée au conseil d'administration de consentir des options d'achat d'actions de la société L'Oréal ;
— Autorisation donnée au conseil d'administration de consentir des options de souscription d'actions de la société L'Oréal ;
— Annulation des actions acquises par la société ;
— Autorisation donnée au conseil d'administration d'augmenter le capital social au profit des salariés.

III. – Assemblée générale délibérant comme assemblée mixte :

Pouvoirs pour formalités.

PROJET DE RÉSOLUTIONS

I. — Projet de résolutions relevant de la compétence de l'assemblée générale ordinaire.

Première résolution (Approbation des comptes sociaux de l'exercice 2002 et quitus donné au conseil d'administration). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir entendu le rapport de gestion du conseil d'administration et les rapports des commissaires aux comptes sur l'exercice 2002, approuve ces rapports dans leur intégralité, ainsi que les comptes sociaux annuels faisant ressortir un bénéfice net de 1 014 294 475,43 €, contre 875 273 738,96 € au 31 décembre 2001.

L'assemblée générale approuve, en outre, diverses dépenses et charges non déductibles des bénéfices assujettis à l'impôt sur les sociétés, dont il lui a été rendu compte.

Elle autorise le conseil d'administration à engager les dépenses de cette nature pour l'exercice 2003.

L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, donne aux administrateurs en fonction au cours de l'exercice 2002 quitus entier et définitif de leur gestion.

Deuxième résolution (Approbation des comptes consolidés de l'exercice 2002). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, après avoir entendu le rapport de gestion du conseil d'administration et les rapports des commissaires aux comptes sur l'exercice 2002, approuve ces rapports dans leur intégralité, ainsi que les comptes consolidés de l'exercice 2002 tels qu'ils ont été arrêtés par le conseil d'administration et présentés à l'assemblée générale.

Troisième résolution (Affectation des bénéfices de l'exercice 2002). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, sur la proposition du conseil d'administration, décide d'affecter comme suit le bénéfice de l'exercice 2002 s'élevant à 1 014 294 475,43 € :

Aucune dotation à la réserve légale, celle-ci s'élevant déjà au dixième du capital social	
à la « Réserve spéciale des plus-values nettes à long terme »	234 247 825,00 €
5 % des sommes dont les titres sont libérés, soit la totalité du capital, à titre de premier dividende	6 760 621,60 €
Le solde s'établissant à	773 286 028,83 €
majoré d'un prélèvement sur le poste « Réserve spéciale des plus-values nettes à long terme » d'un montant de	250 677 242,00 €
laissant un solde disponible de	1 023 963 270,83 €
Un montant de : sera attribué aux actionnaires, à titre de super dividende	425 919 160,80 €
Un montant de : servira à assurer le paiement du précompte mobilier	44 500 000,00 €
Le solde soit	553 544 110,03 €
sera affecté au compte « Autres réserves ».	

Quatrième résolution (Fixation du dividende afférant à l'exercice 2002). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, fixe, ainsi qu'il suit, le dividende net revenant à chaque action :

Dividende attribué au titre de l'exercice 2002	432 679 782,40 €
Soit par action un dividende distribué de	0,64 €
Impôt déjà payé au trésor (avoir fiscal)	0,32 €

L'assemblée générale décide que le dividende distribué au cours de l'exercice 2002 sera mis en paiement le mardi 27 mai 2003 :

— pour les actions inscrites en compte « nominatif pur » directement par la BNP Paribas en sa qualité d'établissement mandataire, suivant le mode de règlement indiqué par les titulaires ;

— pour les actions en compte « nominatif administré » ou au porteur faisant l'objet d'une inscription en compte, par les intermédiaires habilités auxquels la gestion de ces titres a été confiée.

Le bénéfice distribuable correspondant au dividende non versé en raison de la détention par la société de ses propres actions, sera affecté à la « Réserve ordinaire ».

L'assemblée générale constate que les dividendes nets, en euros, distribués au titre des trois derniers exercices, ainsi que les avoirs fiscaux correspondants, ont été les suivants et se rapportent à des titres dont la valeur nominale était de 2 € pour l'exercice 1999, et de 0,20 € pour les exercices 2000 et 2001, après division de la valeur nominale par 10 :

Année	Nombre de titres	Dividende net (en euros)	Impôt déjà payé au trésor (avoir fiscal) (en euros)	Total (en euros)
1999	67 606 216	3,40	1,70	5,10
2000	676 062 160	0,44	0,22	0,66
2001	676 062 160	0,54	0,27	0,81

Cinquième résolution (Approbation des conventions réglementées). — L'assemblée générale prend acte du rapport établi par les commissaires aux comptes, en application de l'article L. 225-40 du Code de commerce. Statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, elle approuve les conventions visées par ce rapport.

Sixième résolution (Renouvellement du mandat d'administrateur de Mme Liliane Bettencourt). — L'assemblée générale, statuant aux conditions

quorum et de majorité requises pour les assemblées générales ordinaires, conformément aux dispositions de l'article 8 des statuts, renouvelle, pour une durée statutaire de quatre ans, le mandat d'administrateur de Mme Liliane Bettencourt.

Le mandat d'administrateur de Mme Liliane Bettencourt prendra fin à l'issue de l'assemblée générale ordinaire tenue en 2007 et statuant sur les comptes de l'exercice clos le 31 décembre 2006.

Septième résolution (Autorisation donnée au conseil d'administration d'acheter les actions de la société). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales ordinaires, connaissance prise du rapport du conseil d'administration, et connaissance prise de la note d'information visée par la Commission des opérations de bourse, autorise le conseil d'administration à opérer en bourse ou autrement sur les actions de la société, conformément aux articles L. 225-209 et suivants du Code de commerce et dans les conditions suivantes :

— Le prix d'achat par action ne pourra pas être supérieur à 95 € ;

— Le prix de cession par action ne pourra pas être inférieur à 45 €, sauf si celle-ci résulte de la livraison d'actions à des bénéficiaires d'options d'achat d'actions déjà accordées, dont le prix d'exercice serait inférieur à ce montant ;

— Le nombre d'actions que la société pourra acquérir ne pourra excéder 10 % du nombre de titres composant le capital de la société à ce jour, soit 67 606 216 actions pour un montant maximal de 6,42 milliards d'euros, étant entendu que la société ne pourra à aucun moment détenir plus de 10 % de son propre capital.

En cas d'opérations sur le capital de la société, et plus particulièrement en cas d'augmentation de capital par incorporation de réserves et attribution gratuite d'actions, ainsi qu'en cas soit d'une division, soit d'un regroupement de titres, les montants indiqués précédemment seront ajustés arithmétiquement dans la proportion requise par la variation du nombre total d'actions déterminée par l'opération.

Les opérations effectuées dans le cadre de la présente autorisation pourront être effectuées par tous moyens, sur le marché ou hors marché et notamment par transactions sur blocs de titres ou utilisation d'instruments financiers dérivés, conformément à la réglementation applicable. La totalité des rachats pourront être effectués par voie de transaction sur blocs de titres.

Les opérations d'achat, de cession, d'échange ou de transfert pourront également avoir lieu en période d'offre publique dans les limites autorisées par les dispositions légales et réglementaires en vigueur.

Cette autorisation est destinée à permettre à la société d'opérer sur ses actions aux fins suivantes :

— Achats en vue de la livraison d'actions aux bénéficiaires d'options d'achat d'actions consenties par le conseil d'administration, lors de l'exercice desdites options ;

— Achats et ventes en fonction des situations de marché ;

— Achats et conservation des actions acquises en vue de les remettre ultérieurement à des tiers à titre d'échange dans le cadre d'opérations de croissance externe ou à d'éventuels titulaires de titres donnant accès indirectement au capital, si l'émission de tels titres venait à être décidée par une assemblée générale extraordinaire de la société ;

— Régularisation des cours du titre par intervention systématique en contre-tendance du marché.

Les actions autodétenues pourront être annulées par voie de réduction de capital dans les limites fixées par la loi, en application de la dixième résolution à caractère extraordinaire soumise à l'approbation de la présente assemblée générale.

Cette autorisation est donnée pour une période maximale de dix-huit mois, expirant en tout état de cause, à la date de l'assemblée générale ordinaire appelée à statuer sur les comptes de l'exercice clos le 31 décembre 2003.

L'assemblée générale confère tous pouvoirs au conseil d'administration, avec faculté de délégation, pour passer tous ordres de bourse, conclure tous accords, établir tous documents, notamment d'information, effectuer toutes formalités et toutes déclarations auprès de tous organismes et d'une manière générale, faire tout ce qui est nécessaire pour la mise en œuvre de la présente résolution.

II. — Projet de résolutions relevant de la compétence de l'assemblée générale extraordinaire.

Huitième résolution (Autorisation donnée au conseil d'administration de consentir des options d'achat d'actions de la société L'Oréal). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, après avoir pris connaissance du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes, autorise le conseil d'administration à consentir, au bénéfice des cadres de la société et de ses filiales françaises et étrangères qui lui sont liées dans les conditions visées à l'article L. 225-180 du Code de commerce, des options d'achat d'actions existantes.

Le nombre total des options d'achat ne pourra être tel que le nombre total des options d'achat et de souscription représente un nombre d'actions supérieur à 6 % du nombre d'actions composant le capital social au moment de l'utilisation par le conseil d'administration.

L'assemblée générale décide que le prix d'achat des actions par les bénéficiaires sera fixé par le conseil d'administration le jour où les options seront consenties ; ce prix ne pourra être inférieur ni à 80 % de la moyenne des premiers cours constatés aux vingt séances de bourse précédant le jour où les options seront consenties, ni à 80 % du cours moyen d'achat des actions détenues par la société au titre des articles L. 225-208 et L. 225-209 du Code de commerce.

Les options devront être levées dans un délai maximum de vingt ans à compter de la date à laquelle elles auront été consenties sous réserve des dispositions légales en vigueur à cette date.

Si la société réalise, après l'attribution des options, des opérations financières ayant une incidence sur le capital, le conseil d'administration procédera à un ajustement du prix et du nombre d'actions faisant l'objet d'options non encore levées, de telle sorte que la valeur totale des options en cours demeure constante pour chaque bénéficiaire.

L'assemblée générale délègue tous pouvoirs au conseil d'administration pour mettre en œuvre la présente résolution et déterminer, dans les limites légales ou réglementaires, toutes les autres conditions et modalités de l'attribution des options et de leur levée, ainsi que pour prévoir la faculté de suspendre temporairement les levées d'options, en cas de réalisation d'opérations financières ou sur titres.

Cette autorisation est donnée pour une période de trente-huit mois à compter de ce jour, soit jusqu'au 22 juillet 2006 et pourra être utilisée en une ou plusieurs fois. Elle annule et remplace l'autorisation donnée par l'assemblée générale extraordinaire du 1er juin 1999.

Neuvième résolution (Autorisation donnée au conseil d'administration de consentir des options de souscription d'actions de la société L'Oréal). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, après avoir pris connaissance du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes, autorise le conseil d'administration à consentir, au bénéfice des cadres de la société et de ses filiales françaises et étrangères qui lui sont liées dans les conditions visées à l'article L. 225-180 du Code de commerce, des options de souscription d'actions de la société à émettre.

Le nombre total des options de souscription d'actions ne pourra être tel que :

— le nombre total des options d'achat et de souscription d'actions représente un nombre d'actions supérieur à 6 % du nombre d'actions composant le capital social au moment de l'utilisation par le conseil d'administration ;

— le nombre total des options de souscription d'actions représente un nombre d'actions supérieur à 2 % du nombre d'actions composant le capital social au moment de l'utilisation par le conseil d'administration.

L'assemblée générale décide que le prix de souscription des actions par les bénéficiaires sera déterminé le jour où les options seront consenties par le conseil d'administration ; ce prix ne pourra être inférieur à 80 % de la moyenne des premiers cours constatés aux vingt séances de bourse précédant le jour où les options seront consenties.

Les options devront être levées dans un délai maximum de vingt ans à compter de la date à laquelle elles auront été consenties sous réserve des dispositions légales en vigueur à cette date.

Si la société réalise, après l'attribution des options, des opérations financières ayant une incidence sur le capital, le conseil d'administration procédera à un ajustement du prix et du nombre d'actions faisant l'objet d'options non encore levées, de telle sorte que la valeur totale des options en cours demeure constante pour chaque bénéficiaire.

L'assemblée générale prend acte de ce que la présente autorisation comporte, au profit des bénéficiaires d'options de souscription d'actions, renonciation expresse des actionnaires à leur droit préférentiel de souscription aux actions qui seront émises au fur et à mesure des levées d'options.

L'assemblée générale délègue tous pouvoirs au conseil d'administration pour mettre en œuvre la présente résolution et déterminer, dans les limites légales ou réglementaires, toutes les autres conditions et modalités de l'attribution des options et de leur levée, ainsi que pour :

— prévoir la faculté de suspendre temporairement les levées d'options, en cas de réalisation d'opérations financières ou sur titres ;

— imputer, s'il le juge opportun, les frais des augmentations de capital social sur le montant des primes afférentes à ces augmentations et prélever sur ce montant les sommes nécessaires pour porter la réserve légale au dixième du nouveau capital après chaque augmentation.

L'augmentation de capital résultant des levées d'options de souscription d'actions sera définitivement réalisée du seul fait de la déclaration de levée d'option et du paiement en numéraire ou par compensation avec des créances de la somme correspondante.

Lors de la première réunion suivant la clôture de chaque exercice, le conseil d'administration constatera, s'il y a lieu, le nombre et le montant des actions émises pendant l'exercice, apportera les modifications nécessaires aux statuts, et effectuera les formalités de publicité.

Cette autorisation est donnée pour une période de trente-huit mois à compter de ce jour, soit jusqu'au 21 juillet 2006 et pourra être utilisée en une ou plusieurs fois.

Dixième résolution (Annulation des actions acquises par la société). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, après avoir pris connaissance du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes autorise le conseil d'administration, conformément à l'article L. 225-209 du Code de commerce, à annuler en une ou plusieurs fois, les actions détenues par la société au titre de l'article L. 225-209 du Code de commerce, dans la limite de 10 % du capital existant au jour de l'annulation par période de 24 mois.

Tous pouvoirs sont conférés au conseil d'administration, avec faculté de délégation, pour :

— procéder à la réduction de capital par annulation des actions ;

— arrêter le montant définitif de la réduction de capital ;

— en fixer les modalités et en constater la réalisation ;

— imputer la différence entre la valeur comptable des actions annulées et leur montant nominal sur tous postes de réserves et primes disponibles ;

— procéder à la modification corrélative des statuts, et

— généralement, faire le nécessaire pour la mise en œuvre de la présente résolution.

Cette autorisation est donnée pour une durée de cinq ans à compter du jour de la présente assemblée. Elle annule et remplace l'autorisation donnée par l'assemblée générale mixte des actionnaires du 1er juin 1999.

Onzième résolution (Autorisation donnée au conseil d'administration d'augmenter le capital social au profit des salariés). — L'assemblée générale, statuant aux conditions de quorum et de majorité requises pour les assemblées générales extraordinaires, après avoir pris connaissance du rapport du conseil d'administration et du rapport spécial des commissaires aux comptes, et statuant dans le cadre des dispositions des articles L. 225-129 VII et L. 225-138 du Code de commerce et des articles L. 443-1 et suivants du Code du travail :

— autorise le conseil d'administration, à procéder, en une ou plusieurs fois, sur ses seules délibérations, dans les proportions et aux époques qu'il appréciera, à l'émission d'actions réservée aux salariés (ou anciens salariés) de la société ou des sociétés qui lui sont liées au sens des dispositions de l'article L. 225-180 du Code de commerce qui sont adhérents à un plan d'épargne d'entreprise ainsi qu'à tous fonds communs de placement par l'intermédiaire desquels les titres ainsi émis seraient souscrits par eux ;

— décide de supprimer le droit préférentiel de souscription des actionnaires aux actions émises en vertu de la présente autorisation, au profit des salariés (ou anciens salariés) de la société ou des sociétés qui lui sont liées au sens des dispositions de l'article L. 225-180 du Code de commerce qui sont adhérents à un plan d'épargne d'entreprise ainsi qu'à tous fonds communs de placement par l'intermédiaire desquels les titres ainsi émis seraient souscrits par eux ;

- fixe à 5 ans, à compter du jour de la présente assemblée générale, la durée de validité de la présente délégation ;

— décide de fixer à 1 % du capital social existant à la date de la présente assemblée, l'augmentation de capital qui pourrait être ainsi réalisée, soit une augmentation de capital social d'un montant nominal maximum de 1 352 124,32 € par l'émission de 6 760 621,60 actions nouvelles ;

— décide que le prix des actions souscrites par les bénéficiaires visés ci-dessus, en application de la présente délégation, sera fixé conformément aux dispositions de l'article L. 443-5 du Code du travail ;

— décide que le conseil d'administration aura tous pouvoirs pour mettre en œuvre la présente délégation dans les limites et sous les conditions précisées ci-dessus à l'effet, notamment de :

- fixer les conditions que devront remplir les salariés (ou anciens salariés) pour pouvoir souscrire, individuellement ou par l'intermédiaire d'un fonds commun de placement, aux titres émis en vertu de la présente délégation,
- arrêter les conditions de l'émission,
- arrêter la liste des sociétés dont les salariés pourront bénéficier de l'émission,
- décider le montant à émettre, le prix d'émission, les dates et modalités de chaque émission,
- fixer le délai accordé aux adhérents pour la libération de leurs titres,
- arrêter la date, même rétroactive, à compter de laquelle les actions nouvelles porteront jouissance,
- constater ou faire constater la réalisation de l'augmentation de capital à concurrence du montant des actions qui seront effectivement souscrites, ou décider de majorer le montant de ladite augmentation pour que la totalité des souscriptions reçues puissent être effectivement servies,
- imputer, le cas échéant, les frais, droits et honoraires occasionnés par de telles émissions sur le montant des primes d'émission et prélever, le cas échéant, sur les montants des primes d'émission, les sommes nécessaires pour les affecter à la réserve légale et porter ainsi le montant de la réserve légale au niveau requis par la législation et la réglementation en vigueur,

— d'une manière générale, accomplir tous actes et formalités, prendre toutes décisions et conclure tous accords utiles ou nécessaires (i) pour parvenir à la bonne fin des émissions réalisées en vertu de la présente délégation et, notamment, pour l'émission, la souscription, la livraison, la jouissance, la cotation, la négociabilité et le service financier des actions nouvelles ainsi que l'exercice des droits qui y sont attachés, et (ii) pour constater la réalisation définitive de la ou des augmentations de capital réalisées en vertu de la présente délégation et modifier corrélativement les statuts.

III. — Projet de résolutions relevant de la compétence de l'assemblée générale mixte.

Douzième résolution (Pouvoirs pour formalités). — L'assemblée générale délibérant comme assemblée générale mixte donne tous pouvoirs au porteur d'un original, d'une copie ou d'un extrait du procès-verbal des présentes pour effectuer toutes les formalités légales ou administratives et faire tous dépôts et publicité prévus par la législation en vigueur.

Les demandes d'inscription de projets de résolutions à l'ordre du jour par les actionnaires remplissant les conditions prévues par l'article 128 du décret du 23 mars 1967 doivent, conformément aux dispositions légales, être envoyées au siège social, par lettre recommandée avec demande d'avis de réception, dans un délai de dix jours à compter du présent avis.

Les actionnaires, ayant préalablement justifié de leur identité et de leur qualité selon les conditions prévues par la loi et les statuts, ont accès à l'assemblée.

Nul ne peut se faire accompagner à l'assemblée. Nul ne peut se faire représenter autrement que par son conjoint ou un actionnaire.

Pour avoir le droit d'assister ou de se faire représenter à l'assemblée, les propriétaires d'actions nominatives doivent être inscrits auprès de la société cinq jours avant la date fixée pour la réunion.

Les propriétaires d'actions au porteur doivent cinq jours au plus tard avant la date fixée pour la réunion, demander à l'intermédiaire financier habilité chez lequel leurs titres sont inscrits en compte, une attestation constatant l'indisponibilité de ceux-ci jusqu'à la date de l'assemblée.

Ils pourront solliciter également de cet intermédiaire un formulaire leur permettant de voter par correspondance ou de se faire représenter à l'assemblée.

L'attestation ainsi que le formulaire devront être adressés par les intermédiaires aux siège, succursales et agences des établissements suivants :

— BNP Paribas, 16, boulevard des Italiens, 75009 Paris ;
— Crédit lyonnais, 19, boulevard des Italiens, 75009 Paris ;
— Société générale, 50, boulevard Haussmann, 75009 Paris ;
— Crédit Agricole Indosuez, 9, quai du Président Paul Doumer, 92920 Paris-La Défense.

Il est rappelé, conformément à la loi, que :

— toute demande de formulaire devra, pour être honorée, avoir été reçue au siège administratif de L'Oréal (Direction de l'information financière internationale) ou à BNP Paribas Securities services, service des titres de L'Oréal, au 75450 Paris Cedex 09 ou aux Collines de l'Arche, GIS-Emetteurs assemblées, 92057 Paris-La Défense Cedex, six jours au moins avant la date de réunion ;

— le formulaire dûment rempli devra parvenir au siège administratif de L'Oréal ou au service des titres de BNP Paribas Securities Services, trois jours au moins avant la date de la réunion ;

— les propriétaires d'actions au porteur devront joindre au formulaire une attestation établie par l'établissement financier dépositaire de ces actions justifiant leur immobilisation ;

— l'actionnaire ayant voté par correspondance n'aura plus la possibilité de participer directement à l'assemblée ou de s'y faire représenter.

Le conseil d'administration.

39570

SOCIETE DES PARTICIPATIONS DU COMMISSARIAT A L'ENERGIE ECONOMIQUE « AREVA »

Société anonyme à directoire et conseil de surveillance au capital de 1 346 822 638 €.
Siège social : 27-29, rue Le Peletier, 75009 Paris.
712 054 923 R.C.S. Paris.

AVIS DE RÉUNION

MM. les actionnaires sont avisés qu'une assemblée générale ordinaire annuelle des actionnaires et du titulaire des certificats de droit de vote doit être réunie le 12 mai 2003 à 11 heures au siège social, 27-29, rue Le Peletier, 75009 Paris, avec l'ordre du jour suivant :

1°) Lecture du rapport de gestion du directoire sur l'exercice clos le 31 décembre 2002 ;
2°) Lecture du rapport général des commissaires aux comptes sur les comptes de l'exercice 2002 ;
3°) Lecture du rapport du conseil de surveillance sur le rapport du directoire sur les comptes sociaux, ainsi que sur les comptes consolidés de l'exercice 2002 ;
4°) Lecture du rapport spécial des commissaires aux comptes sur les conventions visées à l'article L. 225-86 du Code de commerce ;
5°) Approbation des comptes sociaux et consolidés de la société (bilan - compte de résultat et annexe de l'exercice clos au 31 décembre 2002) ;
6°) Approbation des conventions visées à l'article L. 225-86 du Code de commerce ;
7°) Quitus aux membres du directoire, du conseil de surveillance et aux commissaires aux comptes ;
8°) Affectation des résultats de l'exercice ;
9°) Fixation des jetons de présence alloués au conseil de surveillance ;
10°) Ratification de la nomination d'un nouveau membre du conseil de surveillance ;
11°) Pouvoirs pour les formalités.

En vue de délibérer sur le projet de résolutions ci-après :

Première résolution. — L'assemblée générale, après avoir entendu la présentation du rapport de gestion du directoire, du rapport du conseil de surveillance, la lecture des rapports des commissaires aux comptes, et les explications complémentaires fournies verbalement, approuve dans toutes leurs parties les rapports du directoire et du conseil de surveillance, et le bilan, le compte de résultat et l'annexe des comptes sociaux et consolidés de l'exercice clos le 31 décembre 2002, tels qu'ils ont été présentés.

L'assemblée approuve, en conséquence, les actes de gestion accomplis par le directoire, dont le compte rendu lui a été fait et donne quitus aux membres du directoire et du conseil de surveillance et aux commissaires aux comptes de l'exécution de leur mandat au cours de l'exercice écoulé.

Deuxième résolution. — L'assemblée générale, après avoir entendu lecture du rapport spécial des commissaires aux comptes sur les conventions visées à l'article L. 225-86 du Code de commerce, déclare approuver toutes les conventions conclues ou poursuivies au cours de l'exercice 2002.

Troisième résolution. — L'assemblée générale, compte tenu d'un bénéfice de l'exercice de 216 230 219,47 € et après prélèvement d'un montant de 3 514 526,73 € sur la prime de fusion d'un montant total de 187 871 554,07 €, décide d'affecter comme suit ce résultat distribuable, en conformité avec les dispositions légales :

Bénéfice distribuable de l'exercice	216 230 219,47 €
Prélèvement sur la prime de fusion	3 514 526,73 €
Résultat distribuable	219 744 746,20 €
Dividende aux actionnaires	219 744 746,20 €